UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            HAEMONETICS CORPORATION
                            -----------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                  405024100
                                  ---------
                                (CUSIP Number)

                               Murray A. Indick
                           BLUM Capital Partners, L.P.
                  (formerly Richard C. Blum & Associates, L.P.)
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 5, 2001
                               ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 1

CUSIP NO. 405024100            SCHEDULE 13D                       Page 2 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,547,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,547,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,547,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                       Page 3 of 13
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,547,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,547,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,547,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 14.0%*

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                       Page 4 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,547,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,547,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,547,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 405024100            SCHEDULE 13D                       Page 5 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON+
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,547,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,547,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,547,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 405024100            SCHEDULE 13D                       Page 6 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,547,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,547,400**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,547,400**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       14.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 405024100            SCHEDULE 13D                       Page 7 of 13

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 21, 1999, by BLUM Capital Partners, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, and together with RCBA Strategic Partners, L.P., the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 400 Wood Road, Braintree, MA 02184. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended as follows:

The names of the executive officers and directors of BLUM L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President &           Suite 400                          BLUM L.P.
Chairman              San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Partner      Suite 400                          BLUM L.P.
& Director            San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark   Managing Partner,
Managing Partner      Suite 400                          BLUM L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

CUSIP NO. 405024100            SCHEDULE 13D                       Page 8 of 13

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             BLUM L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM L.P.

The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Member        Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Member                 Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.        USA      Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.        Brazil   Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jeff A. Cozad         909 Montgomery St.        USA      Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133



CUSIP NO. 405024100            SCHEDULE 13D                       Page 9 of 13

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            BLUM L.P.

Murray A. Indick      909 Montgomery St.        USA      Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            BLUM L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information provided by the Issuer, there were 25,332,958 shares of Common Stock issued and outstanding as of December 30, 2000. Based on such information, after taking into account the transactions described in
Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage of shares outstanding of the Common Stock. BLUM L.P. and RCBA Inc. report holdings of 1,915,100 shares (7.6%) of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory client accounts, and RCBA GP reports direct holdings of 1,239,400 shares (4.9%) of the Common Stock. In addition, the Reporting Persons report control of options to acquire 30,000 shares of the Common Stock. These options have been granted to the Reporting Persons' designee on the Issuer's Board of Directors. These options are currently exercisable. The Reporting Persons' designee disclaims beneficial ownership of any shares held by the Reporting Persons, except to the extent of any pecuniary interest therein. Mr. Blum reports the aggregate of the shares described above for a total of 3,154,500 shares of the Common Stock, which represents 12.5% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 392,900 shares that are legally owned by The Common Fund for its Multi Strategy and Value Opportunity Funds (collectively,"The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, P.O. Box 812, Wilton, CT 06897-0812.



CUSIP NO. 405024100            SCHEDULE 13D                      Page 10 of 13

The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,547,400 shares of the Common Stock, which is 14.0% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors and executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.


(c) During the last 60 days, the Reporting Persons sold the following shares of the Common Stock pursuant to Rule 144:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
BLUM L.P.'s limited partnership   06-04-01       3,400    32.53200
and investment advisory client    06-05-01      13,500    32.49060
accounts (including               06-07-01      13,500    32.83210
The Common Fund)                  06-08-01       9,400    32.85740
                                  06-11-01      21,100    32.03050
                                  06-12-01      12,400    32.02310
                                  06-13-01      30,400    32.08480
                                  06-14-01      16,500    31.82790

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The limited partnership for       06-04-01       1,700    32.53200
which RCBA GP serves as the       06-05-01       6,400    32.49060
general partner                   06-06-01         900    32.92000
                                  06-07-01       7,300    32.83210
                                  06-08-01       5,000    32.85740
                                  06-11-01      11,200    32.03050
                                  06-12-01       6,600    32.02310
                                  06-13-01      16,300    32.08480
                                  06-14-01       8,800    31.82790





CUSIP NO. 405024100            SCHEDULE 13D                      Page 11 of 13

In addition to the aforementioned sales, the Reporting persons sold the following shares in March, 2001 pursuant to Rule 144, (i) BLUM L.P. sold 153,500 shares of the Common Stock on behalf of its limited partnership and investment advisory client accounts (including the Common Fund); and (ii) RCBA GP sold 81,100 shares of the Common Stock for the limited partnership for which it serves as general partner. The Reporting Persons collectively sold a total of 234,600 of the Common Shares in March of 2001.

(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 405024100            SCHEDULE 13D                      Page 12 of 13

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM Capital Partners, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel,             Partner, General Counsel,
    Counsel, and Secretary                and Secretary

RCBA GP, L.L.C.



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact


CUSIP NO. 405024100            SCHEDULE 13D                      Page 13 of 13

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  June 15, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM Capital Partners, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel,             Partner, General Counsel,
    Counsel, and Secretary                and Secretary


RCBA GP, L.L.C.



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick
     -------------------------------
     Murray A. Indick, Member




/s/ Murray A. Indick
------------------------------------
RICHARD C. BLUM

By  Murray A. Indick, Attorney-in-Fact